Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
As of and For the Six Months Ended June 30, 2023

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited condensed consolidated statements of operations for the six months ended June 30, 2023 and its unaudited condensed consolidated balance sheets as of June 30, 2023.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share and per date, or otherwise noted.)

	Six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
			(Note1)
Revenues:
Cryptocurrency mining revenue	41,801	93,894	12,949
Other revenues	2,476	3,151	434

Total net revenues	44,277	97,045	13,383
Cost of cyptocurrency mining	(51,410)	(95,834)	(13,216)
Other cost	(3,498)	(9,883)	(1,363)
Total cost	(54,908)	(105,717)	(14,579)

Gross loss	(10,631)	(8,672)	(1,196)

Operating expenses:
Product development	(641)	(848)	(117)
Sales and marketing	(554)	(1,617)	(223)
General and administrative	(230,943)	(131,012)	(18,067)
Impairment of cryptocurrency	(64,888)	(32,733)	(4,515)
Impairment of mining machines	(141,599)	(150,204)	(20,714)
Realized gain on exchange digital assets	-	44,666	6,160
Total operating expenses	(438,625)	(271,748)	(37,476)
Other operating income	1	-	-
Loss from operations	(449,255)	(280,420)	(38,672)

Impairment on equity investments
Impairment on equity investments	(31,076)	-	-
Gain (impairment) on other investments	(20,030)	5,630	776
Interest expenses, net	(6,048)	(23,751)	(3,275)
Gain from change in fair value of convertible feature derivative liability	(6,500)	31,264	4,312
Gain on disposal of equity investee and available-for-sale investments	-	1,112	153
Other income, net	8,453	5,023	693
Foreign transaction exchange loss	(2,522)	(10,856)	(1,497)
Loss from continuing operations before income taxs	(506,978)	(271,998)	(37,510)
Income tax	-
Loss from continuing operations	(506,978)	(271,998)	(37,510)
Discontinued operations (Note2)
Loss from discontinued operation	(75,806)	(1,412)	(195)
Net loss	(582,784)	(273,410)	(37,705)
Net loss attributable to noncontrolling interest	(3,114)	(3,601)	(497)
Net loss attributable to The9 Limited	(579,669)	(269,809)	(37,208)
Other comprehensive loss:
Currency translation adjustments	5,217	1,255	173
Total comprehensive loss	(577,567)	(272,155)	(37,532)
Comprehensive loss attributable to:
Noncontrolling interest	(3,114)	(3,601)	(497)
The9 Limited	(574,451)	(268,554)	(37,035)
Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(0.89)	(0.31)	(0.04)

Weighted average number of shares outstanding
- Basic and diluted	650,181	881,666	881,666

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share and per date, or otherwise noted.)

	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	RMB	RMB	US$
		(UNAUDITED)	(UNAUDITED)
			(Note1)
Assets
Current Assets:
Cash and cash equivalents	56,794	20,914	2,884
Accounts receivable, net of allowance for doubtful accounts	151	94	13
Advances to suppliers	30	8	1
Prepayments and other current assets, net of allowance for doubtful accounts	272,462	80,621	11,119
Amounts due from related parties	600	600	83
Intangible assets - cryptocurrencies	62,820	56,594	7,805
Current assets classified as held for sale	1,296	254	35
Other Current Asset	-	324	45
Total current assets	394,153	159,409	21,985

Investments	35,297	39,942	5,508
Property, equipment and software, net	142,848	133,428	18,402
Operating lease right-of-use assets	12,062	8,795	1,213
Non-current assets classified as held for sale	3,521	156	21
Other long-lived assets, net	11,226	11,015	1,519
Total Assets	599,107	352,745	48,648

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity
Current Liabilities:
Accounts payable	7,147	9,157	1,263
Other taxes payable	1,651	1,575	217
Advances from customers	17,728	17,835	2,460
Amounts due to related parties	21,160	19,736	2,722
Refund of game points	169,999	169,999	23,443
Convertible notes, net of debt discount	60,984	82,394	11,362
Conversion feature derivative liability	51,775	20,511	2,829
Interest payables	2,130	3,339	460
Accrued expense and other current liabilities	66,437	42,019	5,798
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	5,793	4,915	678
Deferred revenue	22	139	19
Liabilities directly associated with assets classified as held for sale	159,337	158,947	21,919
Total current liabilities	564,163	530,566	73,170
Long-term Bank borrowing	-	2,679	370
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	7,406	4,524	624
Total Liabilities	571,569	537,769	74,164

Shareholders' Equity
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 847,437,583 and 942,894,433 shares issued and outstanding as of December 31, 2022 and June 30, 2023 respectively)	56,659	63,164	8,711
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 13,607,334 and 13,607,334 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	944	944	130
Additional paid-in capital	4,371,228	4,424,482	610,164
Statutory reserves	7,327	7,327	1,010
Accumulated other comprehensive loss	(12,528)	(11,439)	(1,577)
Accumulated deficit	(4,378,321)	(4,648,130)	(641,007)
The9 Limited shareholders' equity	45,309	(163,652)	(22,569)
Noncontrolling interest	(17,771)	(21,372)	(2,947)
Total shareholder's equity	27,538	(185,024)	(25,516)
Total liabilities, redeemable noncontrolling interest and shareholders' equity	599,107	352,745	48,648

Note 1: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying unaudited condensed consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.2513, representing the noon buying rate on the last trading day of June 2023 (June 30, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Discontinued operations

In January 2023, the Company ceased operations of its NFT business. The decision was primarily a result of unfavorable financial performance. The Company reclassified the operations of NFT business as discontinued operations. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale and the operations as discontinued operations as of and for the six months ended June 30, 2023. Loss from discontinued operations reflects the results of the NFT business, and does not include any allocation of general corporate overhead expense or interest expense of the Company. The prior periods presented in the unaudited condensed consolidated statements of operations information and unaudited condensed consolidated balance sheet information were also reclassified to reflect the discontinued operations.

Subsequent events:

1.	In September 2023, pursuant to the Tenth Amended and Restated 2004 Stock Option Plan, the Company granted and issued an aggregate number of 214,650,000 Class A ordinary shares of the Company (equivalent to 715,500 American depositary shares of the Company, each representing 300 Class A ordinary shares (the “ADSs”)) pursuant to the restricted shares and restricted share units granted to the directors, officers and employees of the Company. The 205,200,000 Class A ordinary shares issued pursuant to the restricted share grants to the executive officers and employees of the Company are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued pursuant to the restricted share units granted to the independent directors of the Company as part of their compensation for their services as independent directors of the Company for the next three years.

2.	In November 2023, the Company closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which the Company sold and issued:

●150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS,

●Two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS and

●Warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance.

All the above securities are subject to a 6-month lock up period. The Company has raised a total of US$12 million as the aggregate consideration for the securities. The Company plans to use proceeds to fund future growth.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining.